No. 070-09569


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                           AMENDMENT NO. 2 TO FORM U-1

                             APPLICATION/DECLARATION

              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
   Energy East Corporation, One Canterbury Green, Stamford, Connecticut 06904

             CMP Group, Inc., 83 Edison Drive, Augusta, Maine 04336
    CTG Resources, Inc., 100 Columbus Boulevard, Hartford, Connecticut 06103 Berkshire Energy Resources, 115 Cheshire Road, Pittsfield, Massachusetts 01201


             (Name of company or companies filing this statement and

                     address of principal executive offices)

Kenneth M. Jasinski                      Arthur W. Adelberg
Executive Vice President and General     Executive Vice President
 Counsel                                 CMP Group, Inc.
Energy East Corporation                  83 Edison Drive
One Canterbury Green                     Augusta, Maine 04336
Stamford, Connecticut 06904              Telephone: (207) 623-3521
Telephone: (203) 325-0690

Arthur C. Marquardt                      Scott S. Robinson
Chairman, President and Chief Executive  President and Chief Executive Officer
Officer                                  Berkshire Energy Resources
CTG Resources, Inc.                      115 Cheshire Road
100 Columbus Boulevard                   Pittsfield, Massachusetts 01201
Hartford, Connecticut 06103              Telephone:  (413) 442-1511
Telephone: (860) 727-3000

                   (Names and addresses of agents for service)

                                   Copies to:

Adam Wenner, Esq.                        William T. Baker, Jr., Esq.
Vinson & Elkins L.L.P.                   Thelen Reid & Priest
The Willard Office Building              40 West 57th Street
1455 Pennsylvania Avenue, N.W.           New York, New York 10019
Washington, D.C. 20004-1008           Telephone: (212) 603-2106
Telephone: (202) 639-6500

                          Frank  Lee,  Esq.
                          Huber  Lawrence  &  Abell
                          605  Third  Avenue
                          New  York,  New  York  10158
                          Telephone:  (212)  682-6200

     This Amendment No. 2 to the Form U-1 of Energy East Corporation, CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources is being filed to amend
Item  6  by  adding  the  exhibits  listed  below:

Item 6. EXHIBITS AND FINANCIAL STATEMENTS.

     The following exhibits are being filed with this Amendment No. 2 or incorporated by reference:


NO.     DESCRIPTION                    METHOD  OF  FILING
B-3     Agreement  and  Plan  of Merger between Energy East and Berkshire Energy
       (filed  on  Form  SE).

C-3 Definitive Proxy Statement of Berkshire Energy Resources (filed on January 12, 2000, and incorporated herein by reference).

D-4     MPUC  Order  in  Docket  No.  99-411

D-5     Application  of  CMP  Group,  Inc.  to  DPUC  in  Docket  No.  99-11-31.

D-6     DPUC  Order  in  Docket  No.  99-11-31.

D-8     DPUC  Order  in  Docket  NO.  99-08-09.

D-12 Application of CNGC (CTG Resources' public utility subsidiary) to the FCC for transfer of radio licenses (filed on Form SE).

G-2a Opinion of Tucker Anthony Clearly Gull (filed as Appendix B-1 to Berkshire Energy Resources' Definitive Proxy Statement, and incorporated herein by reference).

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to Form U-1 Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Energy East Corporation

February 7, 2000             By: /s/ Kenneth M. Jasinski
                                 -----------------------
                                 Kenneth M. Jasinski
                                 Executive Vice President and General Counsel

CMP  Group,  Inc.

February 7, 2000             By: /s/ Arthur  W.  Adelberg
                                 -----------------------
                                 Arthur  W.  Adelberg
                                 Executive  Vice  President

CTG  Resources,  Inc.

February 7, 2000             By: /s/ Arthur C. Marquardt
                                 -----------------------
                                 Arthur C. Marquardt
                                 Chairman, President and Chief Executive Officer

Berkshire Energy Resources

February 7, 2000             By: /s/ Scott S. Robinson
                                 -----------------------
                                 Scott S. Robinson
                                 President and Chief Executive Officer